CATASYS, INC.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

November 29, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: John Reynolds, Esq.

RE:	Catasys, Inc. Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-173659) Acceleration Request

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Catasys, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Amendment No. 5 to the Registration Statement on Form S-1 be accelerated to Thursday, December 1, 2011, at 9:30 a.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Priya Agrawal, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (212) 692-6708.

Very truly yours, Catasys, Inc. /s/ Terren S. Peizer By: Terren S. Peizer Its: Chief Executive Officer

cc:           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Priya Agrawal, Esq.